UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NoAct

DIVISION OF
MARKET REGULATION

[redacted]

03036766

October 29, 2003

Act	Sec Exch 1934
Section	15
Rule	15c3-3
Public Availability	11-12-03

Ms. Wendy J. Fliehs
Conversions Project Manager
RBC Dain Rauscher, Inc.
510 Marquette Avenue South
Minneapolis, MN 55402-1106

Re: Application to Establish an Omnibus Account

Dear Ms. Fliehs:

We have received your letter, dated September 3, 2003, in which you request on behalf of RBC Dain Rauscher, Inc. ("Applicant"), that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about October 3, 2003, the Applicant began clearing selected broker accounts of Mutual of Omaha Investor Services, which had been clearing through Legent Clearing Corp. ("Delivering Firm"). Each account is being established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions are being transferred from the Delivering Firm to the Applicant, and the omnibus account gradually is being reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

895502

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities that have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Charisse Jones, NYSE

TKM/edh

Daniel

RBC Dain Correspondent Services

510 Marquette Avenue South
Minneapolis, MN 55402-1106

September 3, 2003

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 0 8 2003
DIVISION OF MARKET REGULATION

Mr. Michael A. Macchiaroli
Securities & Exchange Commission
Division of Market Regulation
450 Fifth Street, Northwest
Washington, DC 20549

Re: Application Pursuant to SEC Rule 15c3-3(c)(7)/06 Concerning an Omnibus Account Used to Facilitate the Prompt and Orderly Transfer of Customer Accounts in Bulk from One Broker Dealer to Another.

Dear Mr. Macchiaroli:

RBC Dain Correspondent Services, through the courtesy of RBC Dain Rauscher, Inc., will be receiving some selected broker accounts of Mutual of Omaha Investor Services from Legent Clearing Corp. We anticipate converting the accounts on October 3, 2003.

In connection with this transaction, this letter is our application pursuant to SEC Rule 15c3-3(c)(7)/06 concerning an Omnibus account used to facilitate the prompt and orderly transfer of customer accounts in bulk from one broker dealer to another. We respectfully request that the Omnibus account be designated as a control location and in connection with this request, we represent the following:

1. The books and records of RBC Dain Correspondent Services (RBC Dain Rauscher, Inc.) will reflect certain customer security positions and money balances previously held by Mutual of Omaha Investor Services and Legent Clearing Corp.

2. The books and records of RBC Dain Correspondent Services (RBC Dain Rauscher, Inc.) will reflect that the customer securities not yet transferred as part of the conversion are "located" in the Omnibus account at Legent Clearing Corp.

3. RBC Dain Correspondent Services (RBC Dain Rauscher, Inc.) assumes the responsibility to clear all transactions in the customer accounts being transferred.

4. Legent Clearing Corp. will provide RBC Dain Correspondent Services (RBC Dain Rauscher, Inc.) with written assurance that:

- For purposes of Rule 15c3-3, Legent Clearing Corp. will treat the Omnibus account as a customer account and the customer securities maintained in the Omnibus account as fully paid securities.

- Legent Clearing Corp. will promptly deliver the securities to RBC Dain Correspondent Services (RBC Dain Rauscher, Inc.).

Please contact me at 612-607-8573 if there are any questions.

Sincerely,

Wendy J. Fliehs

Wendy J. Fliehs
Conversion Project Manager
RBC Dain Rauscher, Inc.
Clearing Agent for RBC Dain Correspondent Services

Cc: Ms. Charisse Jones
New York Stock Exchange
20 Broad Street
New York, NY 10005

Ms. Deborah Kermeen
RBC Dain Rauscher, Inc.
60 S. 6th Street
Minneapolis, MN 55402